SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2006 NOV -2 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 October 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

06018065

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 27 October 2006 as published in the South China Morning Post in Hong Kong on 31 October 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

PROCESSED
NOV 07 2006
THOMSON FINANCIAL

c.c. J P Morgan
- Mr Bric Luk

11/2

E:\cherry\CWTC-Listco\3rd Q\Despatch\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY AN ASSOCIATE – CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED ASSOCIATE WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO CHINA SECURITIES REGULATORY COMMISSION'S STANDARDS FOR CONTENTS AND FORMATS OF INFORMATION DISCLOSURE FOR COMPANIES PUBLICLY ISSUING SECURITIES NO. 13 - SPECIAL REQUIREMENTS FOR CONTENTS AND FORMATS OF QUARTERLY REPORT (2003 AMENDMENTS) AND THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE (2006 AMENDMENTS).

SUMMARY

On 26 October 2006, the Board of Directors of CHINA WORLD TRADE CENTER COMPANY LIMITED ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and currently a 75% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA currently has an effective interest of 37.5% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the third quarter and for the nine months ended 30 September 2006 which will be published in the newspapers in PRC on 30 October 2006. The unaudited financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" of PRC. The Profit and Loss Account of CWTC Listco is provided below.

On 26 October 2006, the Board of Directors of CWTC Listco, a PRC company listed on the Shanghai Stock Exchange and currently a 75% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA currently has an effective interest of 37.5% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the third quarter and for the nine months ended 30 September 2006 which will be published in the newspapers in PRC on 30 October 2006. The Profit and Loss Account of CWTC Listco is provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED
UNAUDITED PROFIT AND LOSS ACCOUNT FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006

	For the nine months ended 30 September 2006 *RMB*	2005 *RMB*
Revenue from principal activity	594,896,686	574,573,042
Less: Cost of sales	(211,872,020)	(206,940,402)
Business tax & surcharge	(30,301,145)	(29,458,409)
Profit from principal activity	352,723,521	338,174,231
Add: Profit from other activities	–	–
Less: Operating expenses	(7,375,429)	(5,300,699)
Administrative expenses	(37,003,514)	(36,172,804)
Financial expenses	(57,543,223)	(20,979,481)
Operating profit	250,801,355	275,721,247
Add: Investment gain	6,137,439	5,230,225
Subsidy	–	–
Non-Operating income	794,671	726,755
Less: Non-Operating expenses	(545,618)	(2,071,241)
Total profit	257,187,847	279,606,986
Less: Income tax	(83,679,420)	(90,544,331)
Minority interests	–	–
Net Profit	173,508,427	189,062,655

	For the three months ended 30 September 2006 *RMB*	2005 *RMB*
Revenue from principal activity	198,691,540	190,476,639
Less: Cost of sales	(74,652,059)	(71,774,641)
Business tax & surcharge	(10,181,847)	(10,191,185)
Profit from principal activity	113,857,634	108,510,813
Add: Profit from other activities	–	–
Less: Operating expenses	(1,831,647)	(1,723,864)
Administrative expenses	(13,085,668)	(12,164,162)
Financial expenses	(20,119,166)	(11,294,305)
Operating profit	78,821,153	83,328,482
Add: Investment gain	2,171,243	1,675,555
Subsidy	–	–
Non-Operating income	244,327	411,906
Less: Non-Operating expenses	(198,319)	(1,175,576)
Total profit	81,038,404	84,240,367
Less: Income tax	(26,026,773)	(27,246,388)
Minority interests	–	–
Net Profit	55,011,631	56,993,979

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA CURRENTLY HAS AN EFFECTIVE INTEREST OF 37.5%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 50% SHARE OF THE 2006 CONSOLIDATED RESULTS OF CWTC HOLDCO (WHICH WILL ACCOUNT FOR ITS SHARE OF RESULTS IN CWTC LISTCO) IN SA'S FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006 AFTER MAKING APPROPRIATE ADJUSTMENTS TO COMFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 27 October 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purposes only*